UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-39950

Evaxion A/S

(Exact Name of Registrant as Specified in Its Charter)

Dr. Neergaards Vej 5f

DK-2970 Hoersholm

Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference in Evaxion A/S’s registration statements on Form S-8 (File No. 333-255064), on Form F-3 (File No. 333-265132), on Form F-1, as amended (File No. 333-266050), Form F-1 (File No. 333-276505), Form F-1 (File No. 333-279153), Form F-1 (File No. 333-283304), and Form F-3 (File No. 333- 285778), including any prospectuses forming a part of such registration statements and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished..

Amendment to Articles of Association

On September 25, 2025, the Company sold 1,018,000 American Depositary Shares (the “ADSs”), representing the Company’s ordinary shares, DKK 0.25 nominal value with each ADS representing fifty (50) ordinary shares, at an average price of USD $4.3931 per ADS. The ADSs were sold in an at-the-market (ATM) offering pursuant to the terms and subject to the conditions contained in that certain Capital Demand™ Sales Agreement between the Company and Jones Trading Institutional Services LLC dated October 3, 2022. After deducting fees and expenses, total proceeds to the Company from the sales of the ADSs were approximately $4.3 million. In connection with such sales, the Company registered a share capital increase of nominal DKK 12,725,000 with the Danish Business Authority, with effect date of September 26, 2025, corresponding to an aggregate increase in the Company’s share capital to nominal DKK 91,682,151.50 through the issuance of such 1,018,000 ADSs representing the Company’s ordinary shares.

The Company’s Articles of Association were amended as of September 26, 2025, to reflect these capital increases and are attached hereto as Exhibit 1.1.

The Articles of Association were also amended in connection with the exercise of certain investor warrants. From October 3, 2025 to October 10, 2025, the Company registered aggregate share capital increases of nominal DKK 7,366,312.5 with the Danish Business Authority, corresponding to an aggregate increase in the Company’s share capital to nominal DKK 99,048,464 in connection with the exercise of certain holders of warrants against aggregate cash consideration of DKK 10,344,064.35 (or approximately USD 1,608,519 based on the applicable DKK-USD exchange rate on October 10, 2025), which consisted of payments of both DKK 1,800,162.15 (or approximately USD $279,928 based on the applicable DKK-USD exchange rate on October 10, 2025) and USD 1,343,767.05. Specifically, the Company’s Articles of Association were amended on: (1) October 3, 2025, to reflect the issuance of 21,705,100 ordinary shares corresponding to a share capital increase of nominal DKK 5,426,275 against aggregate cash consideration of USD 1,176,416,42 , (2) October 7, 2025, to reflect the issuance of 1,325,150 ordinary shares corresponding to a share capital increase of nominal DKK 331,287.50 against aggregate cash consideration of USD 71,823.13 , (3), October 8, 2025, to reflect the issuance of 1,625,000 ordinary shares corresponding to a share capital increase of nominal DKK 406,250 against aggregate cash consideration of USD 88,075.00, (4) October 9, 2025 to reflect the issuance of 3,750,000 ordinary shares corresponding to a share capital increase of nominal DKK 937,500 against aggregate cash consideration of DKK 1,446,900 (or approximately USD $ 225,307.15 based on the applicable DKK-USD exchange rate on October 9, 2025), and (5) October 10, 2025 to reflect the issuance of an aggregate of 1,060,000 ordinary shares corresponding to a share capital increase of nominal DKK 265,000 against aggregate cash consideration of both DKK 353,262.15 (or approximately USD $ 54,932.85 based on the applicable DKK-USD exchange rate on October 10, 2025) and USD 7,452.50. The amended Articles of Association are attached hereto as Exhibit 1.1.

Exhibits

Exhibit
No.	Description
1.1	Articles of Association

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Evaxion A/S

Date: October 17, 2025	By:	/s/ Birgitte Rønø
Birgitte Rønø
Interim Chief Executive Officer